UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2023

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant’s name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

At the Annual General Meeting of Shareholders of Akari Therapeutics, Plc, a public company with limited liability incorporated under the laws of England and Wales (the “Company”), held on June 30, 2023, the Company’s shareholders approved an amendment to article 15 of the Company’s Articles of Association (as amended pursuant to such amendment, the “Amended Articles”). The Amended Articles were filed with Companies House on July 5, 2023. A copy of the Amended Articles is furnished as Exhibit 3.1 to this Report on Form 6-K and incorporated herein by reference.

The information contained in this report is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Exhibit No.

3.1	Amended Articles of Association of Akari Therapeutics, Plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Rachelle Jacques
Name:	Rachelle Jacques
Title:	President and Chief Executive Officer

Date: July 7, 2023